August 8, 2024

Via EDGAR Transmission

Mr. Scott Anderegg / Mr. Donald Field

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Fast Track Group
Draft Registration Statement on Form F-1
Submitted July 8, 2024
CIK No. 0002027262

Dear Mr. Anderegg and Mr. Field:

As counsel for Fast Track Group (the “Company”) and on its behalf, we hereby submit this letter in response to the letter dated August 1, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience,each of the Staff’s comments has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that following the offering Mr. Lim Sin Foo, Harris will own a majority of the voting power of the company and that the company will be a “controlled company.” If true, please also revise the cover page to disclose that Mr. Lim Sin Foo, Harris will have the ability to determine all matters requiring approval by stockholders.

Response: We respectfully advise the Staff we have revised the disclosure on the Cover Page to include the voting power that Mr. Lim Sin Foo, Harris will be able to exercise after the Offering.

Prospectus Summary, page 7

2.	We note that your auditor’s report related to your audited financial statements for the fiscal year ending February 29, 2024 contains a going concern qualification. Please revise to include a section discussing this qualification and the company’s working capital deficits and negative cash flows. Additionally, we note that the included audited financial statements disclose a large related-party liability. Please revise to discuss this liability and the material terms and conditions of this related-party advance.

Response: We respectfully advise the Staff that we have included disclosure on page 13 to discuss our going concern. We have also inserted the risk factors “We may not be able to meet our cash requirements without obtaining additional capital from external sources”and “We are subject to credit risk pertaining to a related-party liability, which could adversely affect our liquidity and financial condition.” to the summary risk factors as well as on page 23.

Our business depends on relationships between key agents, managers and artistes ..., page 15

3.	We note your risk factor disclosure that your business is “uniquely dependent on personal relationships, as our officers or other key personnel need to leverage on their existing network of relationships with artistes.” And your statement, “[d]ue to the importance of those industry contacts to our Live Entertainment and Agency business segments, any adverse change in the aforesaid relationships or the loss of any of our officers or other key personnel could affect these business segments.” Please augment your risk factor to disclose whether you employ contractual protections to mitigate this risk. For example, employment agreements with non-compete clauses or stand alone non-compete agreements.

Response: We respectfully advise the Staff that we have updated the disclosure on page 15 to include discussion on contractual protections.

We are exposed to concentration risk of heavy reliance on our major customers, page 16

4.	Please augment your risk factor to disclose that your major customers are related parties. Please also revise the Prospectus Summary to disclose comparable information regarding the company’s reliance on certain major customers who are also related parties.

Response: We respectfully advise the Staff that we have amended the disclosure on page 7 to discuss the above, and included the risk factor “We have entered into transactions with related parties, some of which are also our major customers” in the summary risk factors as well as on page 16.

Use of Proceeds, page 33

5.	We note that you have expressed your use of proceeds as percentage of proceeds. Please revise to also state the approximate dollar amount of proceeds to be used for each identified use of proceeds.

Response: We respectfully advise the Staff that we have updated the disclosure on page 14 and page 33 to include the approximate dollar amount of proceeds once available.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

6.	We note that as part of your Industry Overview discussion you have provide a revenue projection chart that states “[d]ata reflects market impact of the Russia-Ukraine war.” As it appears that the war has had an impact on your market, please describe the direct or indirect impacts of Russia’s invasion of Ukraine on your business. Also, please clarify whether inflation has had or is expected to have a material impact on your operations and results. In addition, please tell us what consideration you have given to including a risk factor specific to the impact of inflation or the Russia-Ukraine war on your business.

Response: We respectfully advise the Staff that we have updated the disclosure on pages 44 and 47 to discuss the above, as well as revised the disclosure under the risk factor “The Group’s economic performance is subject to a variety of internal and external factors, which may negatively impact the Group’s result and margins.” Which was added to the summary risk factors as well as on page 19

Industry Overview, page 47

7.	We note that you have provided a chart concerning revenue projections for the music events market in the Southeast Asian region. In an appropriate place in your discussion of the revenue projections for the music events market in the Southeast Asian region, please define the term Southeast Asian region as used in the chart. In this regard, we note your disclosure that you are currently focusing your “business in Singapore, Malaysia, Indonesia, and Australia.” To the extent that the term “Southeast Asian region” as used by Statista Market Insight in their chart is different from your market, please provide disclosure explaining the relevance of the chart to your market.

Response: We respectfully advise the Staff that we have amended the disclosure on page 47 to include the countries of the Southeast Asian Region which were depicted in the chart. We note that the region includes Malaysia, Singapore and Indonesia, which are countries of focus for the Company.

Korea Region:, page 47

8.	We note your discussion of the “strategic importance of the Korean content industry in the broader context of global entertainment and cultural exchange.” We note that you have disclosed elsewhere that you have promoted several Korean artists in your market. Please revise your disclosure to explain how this disclosure in your industry discussion about Korean content industry affects or shapes your industry in your market.

Response: We respectfully advise the Staff that we have amended the disclosure on page 47 to note that our engagement with Korean artists in the past have allowed us to benefit from the growth of the Korean content market, and we believe Korean content will continue to have a key impact on the industry and our business.

Major Suppliers and Subcontractors, page 65

9.	Reference the table of Suppliers/Contracts. Please advise why the amounts paid to supplier and contractors is reflected as Revenue for the years ended February 29, 2024 and February 28, 2023, and revise your disclosure accordingly. For note (2), please explain why Vendor D is disclosed as a customer and revise as necessary.

Response: We respectfully advise the Staff that we have revised the disclosure to show “expenses” in the supplier/subcontractor table, and have revised note (2) to clarify the disclosure accordingly.

Related Party Transactions, page 80

10.	It appears that a significant portion of your 2024 revenues were from two related party entities. Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties.

Response: We respectfully advise the Staff that we have amended the disclosure on page 80 to note that agency services provided to the two related party entities were negotiated at arm’s length, and comparable to terms we could have obtained from unaffiliated third parties.

11.	Please refer to the Agency Service Provided section. Please revise to discuss in greater detail the event consultant services provided to each related party entity. Please also revise to discuss the pricing of such services and whether there were written agreements associated with each transaction. To the extent there were written agreements, please file them as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised the disclosure on page 80 to disclose the details of the agreements related to the related party transactions, and the agreements are to be filed by amendment as exhibits 10.4 and 10.5.

Notes to Consolidated Financial Statements, page F-4

12.	Please revise to separately state amounts of related party transactions on the face of the balance sheet, statement of comprehensive income, or statement of cash flows. Refer to Rule 4-08(k) of Regulation S-X. In this regard, we note disclosure in note 10 to the financial statements that a substantial majority of your revenue was earned from related parties.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the balance sheet, statement of comprehensive income, statement of cash flows have been revised to separately state the amounts of related party transactions.

Note 10. Related party transactions and balances, page F-16

13.	Please explain your rationale for accounting for the waiver of debt due to your director and CEO Lim Sin Foo, Harris for business working purposes as Other income instead of as a capital contribution within shareholders’ deficit. Please refer to Codification of Staff Accounting Bulletins Topic 5:T.

Response: Regarding the accounting treatment for the waiver of debt owed to our director and CEO, Lim Sin Foo, Harris, the Company has classified this waiver as Other Income instead of a capital contribution within shareholders’ deficit. This classification is predicated on the nature of the transactions and the principle of substance over form.

The debt waiver pertains to amounts paid by the director on behalf of the Company to cover operating expenses. These payments were neither structured as loans nor provided as working capital for capital infusion but were reimbursements for operational costs. It is important to note that there has been no formal written agreement regarding this amount due to the director. Recognizing these amounts as Other Income reflects the economic substance of the transactions, which were essentially contributions towards the Company’s operational expenses rather than direct capital contributions.

The principle of substance over form is crucial in this context. Transactions should be recorded based on their economic reality rather than their legal form. Therefore, income from debt waivers that represent reimbursements for operational expenses can be classified as Other Income. This guidance ensures the financial statements provide a true and fair view of the Company’s financial activities and operating results.

Moreover, the Codification of Staff Accounting Bulletins Topic 5 suggests considering the intent and substance of shareholder contributions. Given that the payments by the director were intended to cover operational expenses and not to provide additional equity capital, the appropriate classification in this circumstance is Other Income. This approach aligns with the principle of substance over form, ensuring the reported figures reflect the actual economic events rather than merely their legal structure.

By adhering to the principle of substance over form, the management of the Company is of view that the financial statements more accurately represent the underlying economic activities, thereby providing stakeholders with a clear and truthful depiction of the Company’s financial health. It was the Company’s intention to settle operating expenses on behalf of the Company and reimburse the amounts, not to inject funds into the Company.

The above explanation elucidates the Company’s rationale for the chosen accounting treatment. The Company has amended the disclosures accordingly.

General

14.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of the communications.

Response: We respectfully advise the Staff that the Company confirms no such written communications.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com